Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF THIRD QUARTER 2024

YAVNE, Israel – November 20, 2024 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter Fiscal Year 2024

•	Sales increased by 23.3% to NIS 152.8 million (US$ 41.2 million) from NIS 123.9 million (US$ 33.4 million) in the third quarter of 2023.
•	Gross profit increased by 78.3% year-over-year to NIS 42.0 million (US$ 11.3 million).
•	Operating profit increased by 3,401.4% year-over-year to NIS 17.6 million (US$ 4.7 million).
•	Net profit increased by 323.0% year-over-year to NIS 20.8 million (US$ 5.6 million(.
•	Basic earnings per share of NIS 1.5 (US$ 0.4).
•	Cash and securities balance of NIS 225.7 million (US$ 60.8 million) as of September 30, 2024.

Management Comment

Zwi Williger & Joseph Williger, Chairman & CEO, respectively, of Willi-Food, commented: "We are pleased to present a strong third quarter 2024 financial results which show improvements in all operational parameters compared to the third quarter of 2023 despite the difficulties caused by the war like restrictions of sailing on the Red Sea and importing from Turkey. These financial results were due to the Company succeessful maintenance of sufficient inventory level for supporting increasing demands for its products and its improved commercial terms with its customers and suppliers. The Company is also continuing the construction of the new logistics center which is estimated to be completed in the second half of 2025. We believe that this new logistic center will help us in acheiving our goals for the future by improving logistics and operational capabilities and supporting increasing product imports and sales.

Third Quarter Fiscal 2024 Summary

Sales for the third quarter of 2024 increased by 23.3% to NIS 152.8 million (US$ 41.2 million), compared to NIS 123.9 million (US$ 33.4 million) recorded in the third quarter of 2023. Sales were increased mainly due to increases in our inventory levels and its availability for the demand of our products.

Gross profit for the second quarter of 2024 increased by 78.3% to NIS 42.0 million (US$ 11.3 million), or 27.5% of revenues, compared to NIS 23.5 million (US$ 6.3 million), or 19.0% of revenues in the third quarter of 2023. The increases in gross profit and gross margins were due to the Company’s efforts to improve its commercial terms with its customers and suppliers and focusing on selling a more profitable products portfolio.

Selling expenses for the third quarter of 2024 were NIS 17.7 million (US$ 4.8 million), remaining at the same level compared to third quarter of 2023 despite the increase in sales. Distribution expenses increased due to the increase in sales, but this increase was offset by a decrease in advertising expenses compared to third quarter last year.

General and administrative expenses for the third quarter of 2024 increased by 14.2% to NIS 6.7 million (US$ 1.8 million), compared to NIS 5.9 million (US 1.6 million) in the third quarter of 2023. The increase was mainly due to the provision for compensation based on profit for senior management due to the increase in operating profit.

Operating profit for the third quarter of 2024 increased by 3,401.4% to NIS 17.6 million (US$ 4.7 million), compared to NIS 0.4 million (US$ 0.1 million) in the third quarter of 2023. The increase was primarily due to the increase in gross profit.

Financial income, net for the third quarter of 2024 totaled NIS 9.1 million (US$ 2.5 million), compared to NIS 5.7 million (US$ 1.5 million) in the third quarter of 2023. Financial income for the third quarter of 2024 was comprised mainly from revaluation of the Company’s portfolio of securities to in the amount of NIS 6.6 million (US$ 1.8 million) and from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 2.4 million (US$ 0.6 million)

Willi-Food’s income before taxes for the third quarter of 2024 was NIS 26.7 million (US$ 7.2 million), compared to NIS 6.2 million (US$ 1.7 million) in the third quarter of 2023.

Willi-Food’s net profit in the third quarter of 2024 was NIS 20.8 million (US$ 5.6 million), or NIS 1.5 (US$ 0.4) per share, compared to NIS 4.9 million (US$ 1.3 million), or NIS 0.4 (US$ 0.1) per share, in the third quarter of 2023.

Willi-Food ended the third quarter of 2024 with NIS 225.7 million (US$ 60.8 million) in cash and securities. Net cash resulted from operating activities for the third quarter of 2024 was NIS 31.1 million (US$ 8.4 million).

First Nine Months Fiscal 2024 Highlights

•	Sales increased by 7.7% to NIS 435.5 million (US$ 117.4 million), compared to NIS 404.5 million (US$ 109.0 million) in the first nine months of 2023.
•	Gross profit increased by 36.7% year-over-year to NIS 122.5 million (US$ 33.0 million).
•	Operating profit before other expenses (income) increased by 251.4% year-over-year to NIS 50.4 million (US$ 13.6 million).
•	Operating profit after other expenses (income) increased by 167.9% year-over-year to NIS 38.8 million (US$ 10.5 million).
•	Net profit increased by 123.8% year-over-year to NIS 46.2 million (US$ 12.5 million), or 10.6% of sales.
•	Basic earnings per share of NIS 3.4 (US$ 0.9).

First Nine Months Fiscal 2024 Summary

Sales for the nine-month period ending September 30, 2024 increased by 7.7% to NIS 435.5 million (US$ 117.4 million), compared to NIS 404.5 million (US$ 109.0 million) recorded in the first nine months of 2023. The Company compensated for the decrease in sales in the first quarter of 2024 that resulted from delays in the arrival of goods as a result of the war, by increasing inventory balances and improving the availability of its products for sale to its customers in the second and third quarter.

Gross profit for the first nine months of 2024 increased by 36.7% to NIS 122.5 million (US$ 33.0 million), or 28.1% of revenues, compared to NIS 89.6 million (US$ 24.2 million), or 22.2% of revenues, in the first nine months of 2023. The increases in gross profit and gross margins were due to the increase in the Company’s sales and due to the Company’s efforts to improve its commercial terms with its customers and suppliers and focusing on selling a more profitable products portfolio.

Selling expenses for the first nine months of 2024 decreased by 5.8% to NIS 52.8 million (US$ 14.2 million), compared to NIS 56.0 million (US$ 15.1 million) in the first nine months of 2023. The decrease was mainly due to reduce in advertising.

General and administrative expenses for the first nine months of 2024 were NIS 19.4 million (US$ 5.2 million), remaining at the same level as in the third quarter of 2023.

Operating profit before other expenses (income) for the first nine months of 2024 increased by 251.4% to NIS 50.4 million (US$ 13.6 million), compared to NIS 14.3 million (US$ 3.9 million) in the first nine months of 2023. The increase was primarily due to the increase in gross profit.

Other expenses for the first nine months of 2024 were NIS 11.5 million (US$ 3.1 million), this was mainly due to the provision on the second quarter of 2024 made in the amount of approximately 11.6 million (US$ 3.1 million) in respect of the agreement reached by the Company with the Israel Competition Authority for the payment of an administrative fine as disclosed in the Company’s Report on Form 6-K submitted to the Securities and Exchange Commission on July 17, 2024.

Operating profit after other expenses (income) for the first nine months of 2024 increased by 167.9% to NIS 38.8 million (US$ 10.5 million), compared to NIS 14.5 million (US$ 3.9 million) in the first nine months of 2023. This increase was primarily due to the increase in gross profit and reduction in operating expenses compared to sales offset by the administrative fine of NIS 11.7 million (US$ 3.1 million).

Financial income, net for the first nine months of 2024 totaled NIS 23.2 million (US$ 6.3 million), compared to NIS 11.6 million (US$ 1.6 million) in the first nine months of 2023. Financial income, net for the first nine months of 2024 was comprised mainly from revaluation of the Company’s portfolio of securities to in the amount of NIS 13.4 million (US$ 3.6 million) and from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 10.3 million (US$ 2.8 million).

Willi-Food’s income before taxes for the first nine months of 2024 was NIS 62.1 million (US$ 16.7 million), compared to NIS 26.1 million (US$ 7.0 million) in the first nine months of 2023.

Willi-Food’s net profit in the first nine months of 2024 was NIS 46.2 million (US$ 12.5 million), or NIS 3.3 (US$ 0.9) per share, compared to NIS 20.6 million (US$ 5.6 million), or NIS 1.5 (US$ 0.4) per share, recorded in the first nine months of 2023.

NOTE A: NIS to US$ exchange rate used for convenience only
Convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2024, with U.S. $1.00 equal to NIS 3.71. The translation is made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended September 30, 2024 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company’s operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the commercial terms with customers and suppliers and timing of construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the inability to improve commercial terms with customers and suppliers: delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not be materialized, monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in political, economic and military conditions in Israel, particularly the recent war in Israel. Economic conditions in the Company's core markets, delays and price increases due to the attacks on global shipping routes in the Red Sea, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 21, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30,		December 31	September 30,		December 31
	2 0 2 4	2 0 2 3	2 0 2 3	2 0 2 4	2 0 2 3	2 0 2 3
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	111,262	121,231	137,466	29,990	32,677	37,053
Financial assets carried at fair value through profit or loss	114,437	99,895	102,163	30,846	26,926	27,537
Trade receivables	178,047	155,857	160,379	47,990	42,010	43,229
Other receivables and prepaid expenses	9,543	8,433	10,164	2,572	2,273	2,739
Inventories	97,796	75,807	62,475	26,360	20,433	16,840
Current tax assets	5,385	9,556	9,497	1,451	2,576	2,560
Total current assets	516,470	470,779	482,144	139,209	126,895	129,958

Non-current assets
Property, plant and equipment	154,438	115,789	122,222	41,627	31,210	32,944
Less - Accumulated depreciation	58,035	54,750	55,636	15,642	14,757	14,996
	96,403	61,039	66,586	25,985	16,453	17,948

Right of use asset	4,504	2,729	2,124	1,214	736	573
Financial assets carried at fair value through profit or loss	45,851	44,505	46,143	12,359	11,996	12,437
Goodwill	36	36	36	10	10	10
Total non-current assets	146,794	108,309	114,889	39,568	29,195	30,968

	663,264	579,088	597,033	178,777	156,090	160,926
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	2,112	1,847	1,512	569	498	408
Trade payables	30,968	16,873	21,622	8,347	4,548	5,828
Employees Benefits	4,264	4,132	4,193	1,149	1,114	1,130
Other payables and accrued expenses	25,932	8,342	10,854	6,990	2,249	2,926
Total current liabilities	63,276	31,194	38,181	17,055	8,409	10,292

Non-current liabilities
Lease liabilities	2,684	1,079	694	723	291	187
Deferred taxes	7,455	4,742	4,868	2,009	1,278	1,312
Retirement benefit obligation	1,055	1,030	1,055	284	278	284
Total non-current liabilities	11,194	6,851	6,617	3,016	1,847	1,783
Shareholders’ equity
Share capital	1,490	1,490	1,490	402	402	402
Additional paid in capital	172,981	172,477	172,589	46,626	46,490	46,520
Remeasurement of the net liability in respect of defined benefit	(154)	(195)	(154)	(42)	(53)	(42)
Capital fund	247	247	247	67	67	67
Retained earnings	414,858	367,652	378,691	111,822	99,097	102,073
Treasury shares	(628)	(628)	(628)	(169)	(169)	(169)
Equity attributable to owners of the Company	588,794	541,043	552,235	158,706	145,834	148,851

	663,264	579,088	597,033	178,777	156,090	160,926

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	435,493	404,521	152,799	123,921	117,384	109,035
Cost of sales	312,956	314,895	110,837	100,387	84,355	84,877

Gross profit	122,537	89,626	41,962	23,534	33,029	24,158

Operating costs and expenses:
Selling expenses	52,758	55,982	17,707	17,282	14,220	15,089
General and administrative expenses	19,410	19,311	6,725	5,890	5,232	5,205

Operating profit before other expenses (income)	50,369	14,333	17,530	362	13,577	3,864

Other expenses (income)	11,522	(165)	(47)	(140)	3,106	(44)

Operating profit after other expenses (income)	38,847	14,498	17,577	502	10,471	3,908

Financial income	24,568	12,142	9,416	5,923	6,622	3,273
Financial expense	1,345	550	314	181	363	148

Total financial income	23,223	11,592	9,102	5,742	6,259	3,125

Income before taxes on income	62,070	26,090	26,679	6,244	16,730	7,033
Taxes on income	15,919	5,471	5,929	1,339	4,291	1,475

Profit for the period	46,151	20,619	20,750	4,905	12,439	5,558

Earnings per share:
Basic earnings per share	3.33	1.49	1.50	0.35	0.90	0.40
Diluted earnings per share	3.33	1.49	1.50	0.35	0.90	0.40

Shares used in computation of basic EPS	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017
Shares used in computation of diluted EPS	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017
Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	46,151	20,619	20,750	4,905	12,439	5,558
Adjustments to reconcile net profit to net cash used to continuing operating activities (Appendix A)	(30,029)	(12,225)	10,323	19,817	(8,095)	(3,295)

Net cash from continuing operating activities	16,122	8,394	31,073	24,722	4,344	2,263

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(4,278)	(**)(4,230)	(804)	(**)(1,891))	(1,152)	(1,140)
Acquisition of property plant and equipment under construction	(29,399)	(**)(12,318))	(11,137)	(**)(5,681))	(7,923)	(3,320)
Proceeds from sale of property plant and Equipment	143	-	27	-	39	-
Proceeds from sale of marketable securities, net	1,074	19,772	(3,138)	3,739	289	5,329

Net cash used in (from) continuing investing activities	(32,460)	3,224	(15,052)	(3,833)	(8,747)	869

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,513)	(1,681)	(426)	(727)	(408)	(453)
Dividend	(9,982)	(39,946)	-	(9,997)	(2,691)	(10,767)

Net cash used in continuing financing activities	(11,495)	(41,627)	(426)	(10,724)	(3,099)	(11,220)

Increase (decrease) in cash and cash equivalents	(27,833)	(30,009)	15,595	10,165	(7,502)	(8,088)

Cash and cash equivalents at the beginning of the financial period	137,466	150,607	94,972	110,916	37,053	40,595

Exchange gains on cash and cash equivalents	1,629	633	695	150	439	170

Cash and cash equivalents of the end of the financial year	111,262	121,231	111,262	121,231	29,990	32,677

(*)	Convenience Translation into U.S. Dollars.
(**)	Reclasified

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS				US dollars (*)
	(in thousands)

Decrease in deferred income taxes	2,587	544	1,374	397	697	147
Unrealized losses (gains) on marketable securities	(13,058)	(3,297)	(6,237)	(2,744)	(3,519)	(889)
Depreciation and amortization	5,583	5,008	2,939	1,672	1,505	1,350
Stock based compensation reserve	392	926	101	236	106	250
Capital gain on disposal of property plant and equipment	(143)	(25)	(143)	-	(38)	(7)
Exchange gains on cash and cash equivalents	(1,629)	(633)	(695)	(150)	(439)	(170)

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	(1,764)	10,882	(425)	5,487	(477)	2,933
Decrease (increase) in inventories	(35,321)	(3,878)	24,112	22,495	(9,521)	(1,045)
Increase (decrease) in trade and other payables, and other current liabilities	24,495	(10,935)	(6,093)	(5,176)	6,602	(2,948)
Cash generated from operations	(18,858)	(1,408)	14,933	22,217	(5,084)	(379)
Income tax paid	(11,171)	(10,817)	(4,610)	(2,400)	(3,011)	(2,916)
Net cash flows from (used in) operating activities	(30,029)	(12,225)	10,323	19,817	(8,095)	(3,295)

(*)	Convenience Translation into U.S. Dollars.
(**)	Reclasified

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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